SUNDIAL GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2016

SUNDIAL GROUP, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2016

C O N T E N T S







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68894

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sundial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Andrews Avenue, Suite 602
(No. and Street)

Ft. Lauderdale	Florida	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy K. Johnson (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 N.W. Corporate Blvd., Suite 240	Boca Raton	Florida	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Britton _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sundial Group, LLC _____ , as of December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARJORIE CHANG
MY COMMISSION # FF204019
EXPIRES March 06, 2019
FloridaNotaryService.com

Marjorie Chang
Notary Public

Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member of:
Sundial Group, LLC

We have audited the accompanying financials statements of Sundial Group, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Sundial Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sundial Group, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of Sundial Group, LLC's financial statements. The supplemental information is the responsibility of Sundial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 24, 2017

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

SUNDIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Cash	$	61,649
Prepaid expenses		5,391
Total Assets	$	67,040
Liabilities and Member's Equity		
Accounts payable	$	2,810
Total Liabilities		2,810
Commitments and contingencies (Note 4)		
Member's equity		64,230
Total Liabilities and Member's Equity	$	67,040

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue - Investment banking fees	$	6,898,655
Expenses		
Rent Expense - related party		6,000
Professional fees		55,169
Regulatory fees		25,261
Registered representative compensation		1,588,019
Other expenses		5,196
Total expenses		1,679,645
Net Income	$	5,219,010

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Member's equity, beginning of year	$	70,270
Member contributions		49,950
Member distributions		(5,275,000)
Net Income 2016		5,219,010
Member's equity, end of year	$	64,230

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities		
Net Income	$	5,219,010
Changes in operating assets and liabilities:		
Prepaid Expenses		(1,516)
Accounts Payable		2,810
Due to related party		22,200
Net cash provided by operating activities		5,242,504
Net cash used in financing activities		
Member distributions		(5,275,000)
Net cash used in financing activities		(5,275,000)
Net decrease in cash		(32,496)
Cash, beginning of year		94,145
Cash, end of year	$	61,649

Supplemental disclosure of cash flow information:

Interest paid in 2016	$0
Taxes paid in 2016	$0

Non-cash investing and financing activities

Contributed capital – related party loan forgiveness	$49,950

The accompanying notes are an integral part of these financial statements

NOTE 1 -   <u>NATURE OF OPERATIONS AND BASIS OF PRESENTATION</u>

<u>Organization</u>
Sundial Group, LLC (the "Company", "we", "us", "our"), incorporated in 2011 in Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is to assist clients with merger and acquisitions ("M&A"), including acting as a placement agent and finder to assist businesses with the sale of assets, stock or partnership interests; acting as an advisor to businesses looking to pursue acquisitions and/or mergers. The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

<u>Basis of Presentation</u>
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

NOTE 2 -   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Use of Estimates:</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Cash and Cash Equivalents:</u>
The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

<u>Investment Banking Fees Receivable:</u>
Due to the nature of the Company's business, Investment Banking fees receivable are usually collected within a matter of days as they are typically paid upon closing of a transaction.

<u>Revenue Recognition:</u>
Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services on closed transactions. Investment banking fees are recorded on the closing date of the third party transaction if the fees are reasonably determinable.

<u>Income Taxes:</u>
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2016, tax years since 2013 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

Fair Value of Financial Instruments and Fair Value Measurements:
The carrying amounts of the Company's financial assets, including cash, commission's receivable and of certain financial liabilities including accounts payable, accrued compensation and due to related party, approximate fair value because of their short maturities. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

NOTE 3 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2016. As of December 31, 2016, there was no cash held in a corporate checking account that was not insured.

The Company's revenue stream in 2016 consisted entirely of investment banking fees. The Company closed a total of 8 transactions in fiscal 2016.

NOTE 4 -   COMMITMENTS AND CONTINGINCIES

Lease:

The Company leases office facilities under a sublease agreement with a related party entity. As of December 31, 2016 the company is on a month to month basis.

Rent expense for the year ended December 31, 2016 was $6,000. (Note 5)

Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2016, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 5 -   RELATED PARTY TRANSACTIONS

The Company entered into a sublease agreement with Cross Keys Capital, LLC, an "affiliated entity", commencing April 1, 2015. The agreement expired August 31, 2016 and is now on a month to month. Under the agreement, the Company pays for basic rent and services including telephone, internet, and utilities. Due to related party in the accompanying statement of financial condition represents amounts due under this sublease agreement. As of December 31, 2016, amounts due to related party is $0 as a result of Cross Keys Capital forgiving $49,950 due under the above mentioned agreement.   The forgiven amount is reflected as contributed capital in the accompanying financial statements due to the related party nature. Rent expense under the agreement was $6,000 for the year ended December 31, 2016.

Included in other expenses in the statement of operations are additional related party expenses under the agreement of $1,200 for the year ended December 31, 2016. Included in registered representative compensation is $15,000 that has been allocated to the Firm for wages for services provided to the company by an employee who is paid by the affiliated entity for the year ended December 31, 2016.

NOTE 6 -   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $58,839, which exceeded its requirement of $5,000 by $53,839. The ratio of aggregate indebtedness to net capital was 0.048 to 1.

NOTE 7 -   <u>SUBSEQUENT EVENTS</u>

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2017, the date the financial statements were available to be issued.

SUNDIAL GROUP, LLC

SUPPLEMENTARY SCHEDULES

SUNDIAL GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

Net capital:

Member equity $64,230

Deductions and/or charges:
  Nonallowable assets:

   Prepaid expense   5,391
      Total nonallowable assets   (5,391)

Net capital before haircuts on securities positions: 58,839

Haircuts on securities positions   0
   Total haircuts   0

Net capital $58,839

Computation of basic net capital requirement:
   The greater of $5,000 or 6 2/3% of aggregate
      indebtedness of $2,810 $5,000
Excess net capital $53,839

Aggregate indebtedness:

  Accounts payable $2,810

Total aggregate indebtedness: $2,810

Ratio: Aggregate indebtedness to net capital   0.048 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2016 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Sundial Group, LLC.

SUNDIAL GROUP, LLC
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

Sundial Group, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SUNDIAL GROUP, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2016



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Member of:
Sundial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Sundial Group, LLC (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants ("AICPA"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;
5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 24, 2017

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) Sundial Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sundial Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Sundial Group, LLC stated that Sundial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sundial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sundial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 24, 2017

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Sundial Group's Exemption Report

Sundial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Sundial Group, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2016.

2. Sundial Group, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2016 to December 31, 2016, without exception.

Sundial Group, LLC

I, Bill Britton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

William R. Britton
_____
Signature

President
_____
Title

February 24, 2017